UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of the Issuer)

Banco Santander, S.A.

(Name of Person Filing Statement)

Series B Shares, par value Ps.3.780782962*
American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A. New York Branch 45 E. 53rd Street New York, New York 10022 Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael J. Willisch, Esq. Davis Polk & Wardwell LLP Paseo de la Castellana, 41 Madrid, Spain 28046 Tel: +34 91 768 9600

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the transaction statement on Schedule 13E-3 filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), with the SEC on February 7, 2023 (as amended and supplemented by Amendment No. 1, dated March 6, 2023, Amendment No. 2, dated April 10, 2023, Amendment No. 3 and as further amended or supplemented from time to time, the “Statement”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Statement relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase) (which, as amended or supplemented from time to time, collectively constitute the “U.S. Offer”).

The Purchaser is making a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is addressed to holders of Series B Shares that are residents of, or located in, the United States and to all holders of ADSs, wherever located. Separate offering documents relating to the concurrent Mexican Offer have been published in Mexico and made available to all holders of Series B Shares that are not residents of the United States.

The information in the Statement is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 3. All information contained in this Amendment No. 3 and the Statement concerning the Company and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, the related Acceptance for B Shares and ADS Letter of Transmittal and the tender offer statement on Schedule TO filed by Purchase with the SEC on February 7, 2023 (as amended or supplemented from time to time, including by Amendment No. 1 thereto filed on March 1, 2023, Amendment No. 2 thereto filed on April 10, 2023 and Amendment No. 3 thereto filed on April 13, 2023 the “Schedule TO”) is hereby expressly incorporated by reference in response to all items of the Statement and amends and supplements, as the case may be, the Statement. The responses to each item in the Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective Items of the Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 3 to the extent that any information contained herein modifies or supersedes such information.

ITEM 15.	OTHER INFORMATION

Item 15 is hereby amended and supplemented by adding the following text under “(c) Other Material Information.”

“At 5:00 p.m., New York City time, on April 10, 2023 the initial offer period of the U.S. Offer expired. The Purchaser has accepted for payment a total of 244,306,313 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), representing in the aggregate approximately 95.71% of the total number of Series B Shares (including Series B Shares represented by ADSs) to which the Offers were addressed and approximately 3.60% of the Company’s share capital. These amounts include 169,855 Series B Shares represented by ADSs validly tendered via notice of guaranteed delivery. Purchaser expects to pay for all validly tendered and not withdrawn Series B Shares and ADSs on April 13, 2023 at a purchase price of Ps.24.52 in cash per Series B Share, and U.S.$6.6876 in cash per ADS (i.e., the U.S. dollar equivalent of Ps.122.6 based on the U.S.$/Ps. exchange rate on April 10, 2023 as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)). After giving effect to the acquisition of a total of 244,306,313 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), Purchaser’s shareholding in the Company will increase from approximately 96.2% to approximately 99.8% of the Company’s share capital.

On April 13, 2023, the Company is notifying the NYSE of its determination to withdraw the ADSs from listing on the NYSE and to withdraw the registration of the ADSs and the Series B Shares under Section 12(b) of the Exchange Act. A Form 25 will be filed with the SEC on or about April 24, 2023 to effect the delisting and withdrawal from registration under Section 12(b) of the Exchange Act. The Form 25 is expected to become effective 10 days after it is filed, unless it is withdrawn or the SEC postpones its effectiveness, at which point the ADSs will no longer trade on the NYSE. The last day of trading on the NYSE is expected to be May 4, 2023. The Company intends to file a Form 15 with the SEC to deregister with the SEC and terminate the Company’s U.S. reporting obligations once the Company confirms that the applicable conditions to do so are met.

Additionally, on April 13, 2023, the Company is directing the Depositary to effect the Deposit Agreement Termination. Upon receipt of such instruction, the Depositary will terminate the Deposit Agreement by distributing a notice of such termination to the holders of all ADSs outstanding fixing the Deposit Agreement Termination Date (i.e., a date for such termination at least thirty (30) days after the date of the notice).

Pursuant to the Mexican Securities Market Law, Purchaser and the Company will incorporate the Repurchase Trust on the date of the cancellation of the registration of the Company’s Series B Shares with the Mexican National Securities Registry of the CNBV. Holders of Series B Shares that remain outstanding following completion of the Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares. The Statutory Sell-out procedure will be treated as a six-month subsequent offering period to the U.S. Offer pursuant to Rule 14d-11 of the Exchange Act. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer.

The press release issued by Purchaser dated April 13, 2023 is attached as Exhibit (a)(5)(iv) to the Statement and is incorporated herein by reference.”

ITEM 16.	EXHIBITS

Item 16 of the Statement is hereby supplemented by adding the following exhibits:

(a)(1)(xiv)	Amendment No. 3 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on April 13, 2023).
(a)(5)(iv)	Press Release Issued by the Purchaser, dated April 13, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 13, 2023 (accession number 0000950103-23-005702)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 7, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ii)	Form of Acceptance for Series B Shares (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ix)	Form of Withdrawal Letter for ADSs (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(x)	Form of Withdrawal Letter for Series B Shares (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xi)	Summary Advertisement as published in the Wall Street Journal on February 7, 2023 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xii)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on March 1, 2023).
(a)(1)(xiii)	Amendment No. 2 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on April 10, 2023).
(a)(1)(xiv)	Amendment No. 3 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on April 13, 2023).
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).
(a)(5)(iii)	Press Release Issued by the Purchaser, dated April 10, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 10, 2023 (accession number 0000950103-23-005584)).
(a)(5)(iv)	Press Release Issued by the Purchaser, dated April 13, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 13, 2023 (accession number 0000950103-23-005702)).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107*	Filing fee table.

* Previously filed.

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